

March 7, 2012

Via E-mail
Mark J. Stockslager
Chief Financial Officer
SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlanta, GA 30339

> Re: **SunLink Health Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed September 27, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 10, 2011**
> **File No. 001-12607**

Dear Mr. Stockslager:

    We have reviewed your February 16, 2012 response to our February 2, 2012 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing us the requested information. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

    After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended June 30, 2011

Note 5. Medicaid Electronic Health Records Incentive Reimbursement Receivable Deferred Revenue-Medicare Electronic Health Records Incentive Reimbursement, page F-14

1. We note your response to prior comment two. Please disclose the amount of revenue recognized for your June 30, 2011 fiscal year end and quarterly period ended September 30, 2011 for Medicaid and Medicare EHR incentive payments. In addition, please tell us how you determined that no restatement was required for these periods for which you recognized Medicare EHR incentive payments using the Grant Accounting model. Lastly, we continue to believe that your current classification of the incentive payments amounts in "Net Revenues" is inappropriate as these payments do not represent revenue. Please present these payments outside of revenue.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant